XPLOSION, INC. 468 North Camden Drive Suite 223 Beverly Hills, CA 90210

March 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction
100 F. Street, NE
Washington, D.C. 20549-4631

Attention:	Lisa M. Kohl, Legal Branch Chief

Mara L. Ransom, Assistant Director

Dear Mesdames:

Re:	Xplosion, Inc ("we", "us", "our", the "Company" or the "Registrant") Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed January 17, 2017 File No. 333—215568

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated February 9, 2017 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on January 17, 2017. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 ("Amendment No. 1") to the Registration Statement.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete. Please note that we have reduced the number of shares being offered pursuant to the amended registration statement and increased the offering price.

Set forth below are the Registrant's responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Registrant's responses below correspond to the page numbers in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Response:

Neither the Company nor any representative on its behalf has communicated with any potential investors as at the date of this response.

Prospectus Cover Page

2.	Please remove the statement that you “will not receive any proceeds from the resale of shares of common stock by the selling stockholders,” inasmuch as this is not a shareholder offering. Please also reconcile your statement that “any broker or dealer participating in such sales may be deemed to be an underwriter” with your statements elsewhere that this is a self-underwritten offering and your sole officer and director is relying on Rule 3a4-1 under the Exchange Act to conduct these sales without registering as a broker.

Response:

We have amended the registration statement as requested.

Risk Factors

Risks Associated with Our Common Stock, page 12

3.	Please include a risk factor discussing the risks associated with investors’ lack of voting control following the offering. In this regard, we note that it appears that Mr. Galan will own the majority of your outstanding common stock following the offering.

Response:

We have amended the registration statement as requested.

Dilution, page 18

4.	Please revise the heading of the dilution column of the second scenario which assumes the completion of the maximum offering of 6,000,000 shares of common stock. In this regard, the heading of the second scenario reads “100% (Maximum) 3,000,000 shares.”

Response:

We have amended the registration statement as requested.

5.	Please present a table that includes a comparison of the public contribution under the proposed offering and the effective-cash contribution provided by officers, directors, promoters and affiliated persons of common equity acquired by them during the past five years. See Item 506 of Regulation S-K.

Response:

We have amended the registration statement as requested.

Description of Business

Our Company and Our Business, page 21

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6.	Please disclose any annual minimum purchase targets that you must meet to maintain the Exclusive Global Rights Agreement. In this regard, we note the disclosure in Note 2 to your audited financial statements.

Response:

Please note that the disclosure regarding purchase targets contained in Note 2 of the audited financial statements was incorrect. Note 2 of the revised audited financial statements included in Amendment no.1 to the registration statement has been revised to correctly disclose that the Company must make any minimum purchases in order to maintain the agreement. Our disclosure contained in the registration statement has been amended accordingly.

7.	Please enhance your disclosure to quantify each of the 50% deposits paid by you to acquire units for distribution by you and by Vibe 9 Ventures. Please make conforming changes throughout your prospectus. Please also disclose whether you received any consideration from Vibe 9 Ventures as part of the Exclusive Distribution Agreement.

Response:

We have amended the registration statement as requested.

8.	We note that on November 1, 2016, you entered into a Loan Agreement with Best Uni Peak Services Inc., pursuant to which you obtained an interest-bearing revolving loan facility of up to $150,000. We also note that a net of $44,518 has been advanced to you through January 5, 2017. Please disclose your use of proceeds from the loan facility and your intended use of proceeds in the future.

Response:

We have amended the registration statement as requested.

Products and Services, page 23

9.	Please tell us why you believe the 19 “marketing and instructional images” should be included in this prospectus, or revise to remove images that do not provide investors with information necessary to understanding your business.

Response:

The Company believes the images provide investors with valuable visual information and concise, plain language reference as to the design, operation and marketing of the product. We have amended the registration statement to delete two images we consider redundant. We have also corrected the numbering of the images.

Sales and Marketing Strategy, page 34

10.	Please provide additional detail about your engagement with Throb, LLC. Please disclose whether this engagement is ongoing and briefly describe the material terms of such agreement. If material, please file as an exhibit the agreement, if any, by which you engaged Throb LLC. Refer to Item 601(b)(10) of Regulation S-K.

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Response:

We have amended the registration statement as requested, and included the agreement as exhibit 10.8

11.	Please revise this section to provide additional information about which of the described marketing strategies you plan to focus on going forward.

Response:

We have amended the registration statement as requested.

12.	Please disclose the basis for your statements that Lotus823 is “an award winning PR firm,” and that Gun Oil is “one of the largest sex lubricant companies in the world.”

Response:

We have amended the registration statement to remove the promotional language related to Lotus823, and Gun Oil.

Distribution and Fulfillment, page 37

13.	Please identify the relevant geographic markets in which you intend to compete. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response:

We have amended the registration statement as requested.

Government Regulation, page 39

14.	Please clarify your disclosure to explain your “UL” certification, and how this certification relates to your product.

Response:

We have amended the registration statement accordingly.

Market and Competition, page 40

15.	Please disclose the basis for you statements regarding your competitive position. For example, please provide us with the sources for the quantity of products sold by your competitors, your statement that the Autoblow 2 has been described by the producer himself as very noisy, and that few comparable products offer multi-user possibilities. Please also tell us why you believe references to products sold by your competitors, which aren’t necessarily indicative of the number of products that you will sell, are appropriate.

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Response

Following additional research, we have discovered conflicting information regarding the quantity of products sold by our competitors. For the sake of accuracy, we have removed references to the numbers previously included in our disclosure. We have also included in our amended disclosure the relevant citation concerning the Autoblow 2: Frequently Asked Questions. (n.d.). Retrieved March 10, 2017, from http://www.autoblow2.com/faq.

Audited Financial Statements, page F-2

16.	Please revise to indicate the actual date of inception for the Company. In this regard, we note that the audit report discloses an inception date of October 1, 2015, although your financial statements reflect an inception date of October 6, 2015.

Response

Please note the actual date of inception for the Company is October 6, 2015. We have corrected any references to the date of inception as October 1, 2015.

17.	The financial statements you present in the filing from October 6, 2015 through October 31, 2016 are greater than 12 months. In this regard, it appears you have two financial statement periods that are combined into a period which exceeds 12 months, for example your inception through October 31, 2015, and November 1, 2015 through October 31, 2016. If the period from inception to October 31, 2015 contains no activity, you may disclose that in a footnote to the audited financial statements. If not, then please revise to comply with the requirement of Rule 3-06 of Regulation S-X that fiscal years cannot exceed 12 months.

Response

We have revised our financial statements to show our results in two fiscal periods. There was nominal activity (including the issuance of shares and payment of incorporation costs) during the period from inception through October 31, 2015.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

18.	Explain to us the reasons for, and revise your disclosure to indicate how you anticipate, recognition of sales of your product under the distribution agreement with Interactive on a gross or net basis. Please revise to clarify your arrangement with Interactive, including whether you will take ownership of inventory and explain to us your consideration of the guidance in ASC 605-45. Please also explain to us how your policy on revenue recognition correlates with your anticipated method of distribution and fulfillment as discussed on page 37.

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Response:

The Company acquires full ownership of all products under its Exclusive Global Distribution Agreement directly from the technology holder and in turn re-sells the products through by wholesale through sub-distributors and also directly to end users via e-commerce. The Company recognizes revenue, at the gross amount invoiced, when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed and determinable, and collectability is reasonably assured. We have amended Note 1 (Revenue Recognition) of financial statements accordingly.

19.	Tell us and revise your revenue recognition disclosure to explain how you will account for sales and recognize revenue under the sub-distribution agreement with Vibe 9 Ventures you disclose in note 4 and page 45.

Response:

Please refer to our response to above comment no. 18

20.	Please disclose the nature of your accounts receivable balance as of October 31, 2016. Please ensure your disclosure addresses how these receivables were generated given that you have no revenue to date. Please specifically advise if any accounts receivable were recorded as deferred revenue.

Response

Our accounts receivable as at October 31, 2016 include amounts due from the Company’s pre-sale program. These amounts have been included as part of Deferred Revenue. We have included this information in Note 1 of the amended notes to our financial statement under the heading Accounts Receivable.

21.	Deferred revenue represents approximately 61% of your total liabilities as of October 31, 2016. Please revise your footnote disclosures to clarify the nature and material components of deferred revenue. You should also provide a discussion in management’s discussion and analysis of financial position as to whether this represents backlog and when you expect to record the revenue related to these deferred amounts.

Response

The Company records proceeds received from customers for future delivery of product as Deferred Revenue. Revenue is recognized in accordance with the Company’s policy of revenue recognition. We have included the requested disclosure in Note 1 of the amended financial statement under the heading Deferred Revenue, and in our amended management’s discussion and analysis of financial position.

Intangible Assets, page F-8

22.	You state under this caption that amortization of distribution costs is over the estimated useful lives of 3 years from the effective commencement date. However, the Exclusive Global Rights agreement discussed at the top of page 22 and Note 2 suggests the amortizable life is 4 years and your amortization expense also appears to be based on a 4 year life. In addition, you state that amortization expense is included in cost of revenue yet there is no caption entitled cost of revenue. Please review this disclosure for accuracy as to life and clarify it to be consistent with the financial statement classification of the related expense.

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Response

We have clarified the relevant disclosure contained in Note 1 of the amended financial statements.

Management’s Discussion and Analysis of Financial Position and Results of Operations:

Plan of Operation, page 44

23.	We note your disclosure that, over the next 12 to 15 months, you plan to: (i) complete the development of your website and e-commerce platform; (ii) begin phase 1 of your marketing plan; and (iii) acquire your initial product inventory and initiate product sales. In your Prospectus Summary and in the description of your business, you indicate that, over the next 12 months, you plan to acquire or develop more lifestyle enhancement products to add to your product line. Please indicate in your Plan of Operation that you plan on acquiring or developing new products over the next 12 to 15 months, or remove this reference from your prospectus. Please also include a timeline for the activities that you plan to complete.

Response

We have amended the registration statement to include the requested information in our plan of operation.

Going Concern, page 48

24.	You disclose in this section that, in the event you are unable to secure additional capital, you estimate that you will be able to continue to sustain nominal operations for a period of 6 to 9 months from the date of this prospectus. Elsewhere in your prospectus, you indicate that if you did not receive any additional funds, including funds from the offering, you could continue in business for the next 12 months. Please revise for consistency.

Response

We have amended the registration statement as requested. We estimate that we will be able to sustain our operations for 12 months without additional investment.

Security Ownership of Certain Beneficial Owners, page 53

25.	Please briefly describe how Mr. Galan acquired his shares.

Response

Mr. Galan acquired has shares via direct investment made into the Company.

Certain Relationships and Related Transactions, page 53

26.	You disclose in this section that there are no related party transactions exceeding one percent of the average of your total assets at year-end in which any of your directors, executive officers, or beneficial holders of more than 5% of your outstanding shares has had or will have any direct or material indirect interest. In Note 5 to your Financial Statements, you disclose that during the year ended October 31, 2016, “an officer and director of the Company advances $10,429” to the Company. Please revise for consistency and provide the disclosure required by Item 401 of Regulation S-K.

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Response

We have amended the registration statement as requested.

Exhibit 23.2

27.	Your independent auditor’s consent refers to the audit report dated January 13, 2017 on your financial statements as of and for the year ended October 31, 2016. However, we note that the audit report included on page F-1 of your S-1 is dated January 17, 2017. Please have your independent auditor provide a currently dated consent which references the correct audit report date.

Response

We have included an updated audit report and consent in our amended registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

XPLOSION INCORPORATION

Per	/s/ Nicholas Galan
Its:	President, Chief Executive Officer

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